June 23, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On April 8, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, AlphaCentric Smart Money Fund, AlphaCentric Asset Rotation Fund and AlphaCentric Total Return Income Fund (each, a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on May 23, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Please note that the Registrant will respond to comments made to the Amendment with respect to the AlphaCentric Total Return Income Fund in a separate letter on a future date.

Prospectus:

All Funds - Fund Summary

Comment 1.  Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant has removed parenthetical information except with respect to sales charges also being known as a load.  The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees.

Comment 2. Please confirm supplementally that each fee table contains all estimated acquired fund fees and expenses, fees and expenses of business development companies and expenses related to short sales applicable to each Fund.

Response.  The adviser has confirmed to the Registrant that each fee table contains all estimated acquired fund fees and expenses, fees and expenses of business development companies and expenses related to short sales applicable to each Fund.

Comment 3. Please confirm supplementally that the numbers presented in the expense example only include the adviser’s fee waiver for the one year period.

Response.  The fund accountants have confirmed to the Registrant that the numbers presented in the expense example only include the adviser’s fee waiver for the one year period.

AlphaCentric Smart Money Fund – Fund Summary

Comment 4. In the third paragraph in “Principal Investment Strategies”, please provide more detail about when the Fund buys and sells based on the corporate insider and corporate event activity.

Response. The Registrant has revised the disclosure as follows:

“The Fund’s Sub-Advisor allocates among corporate insider and corporate event activity based on the ability to generate the best risk adjusted returns. Risk adjusted return is a concept that refines an investment's return by measuring how much risk is involved in producing that return. In analyzing corporate insider and corporate event activity to select stocks for the Fund’s portfolio, the Sub-Advisor considers various factors depending on the type of activity.

•

Insider Buying Activity: focuses on insider identities (position in the company), motivations, insider trading trends, trading volumes, firm size and other factors;

•

Share Repurchase Activity: focuses on alignment between insider trading activity and corporate share repurchase activity, the size of the share repurchase, motivations, firm size, stock price reaction and other factors; and

•

Spin-off Investment Activity: focuses on companies that have announced or completed a spin-off and considers the strategic rationale for the spin-off, motivations, alignment with insider activity, revaluation without conglomerate discount, potential price impact as the result of index rebalancing, spin-off market trends, firm size and other factors.

The Fund’s Sub-Advisor sells stocks when the smart money activity changes (such as when the relevant insider trading trends reverse, when insider activity and share repurchase activity no longer align or in the event of significant insider selling) or the position no longer provides the targeted risk adjusted returns.”

Comment 5. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover.

Response.  The Registrant has revised the disclosure as shown in the response to Comment 4 above.

AlphaCentric Asset Rotation Fund – Fund Summary

Comment 6. In “Principal Investment Strategies”, consider revising the disclosure to define what an exchange traded fund is.

Response.  The Registrant has not revised the disclosure because exchange traded funds are a commonly known type of fund.

Comment 7. In the last sentence of the first paragraph of “Principal Investment Strategies”, please clarify what is meant by “provide protection from large drawdowns.”

Response. The Registrant has revised the first paragraph of the Fund’s principal investment strategies disclosure as follows:

“The Fund attempts to achieve its objective by investing in a portfolio of global asset class ETFs. Asset class ETFs that may be held in the portfolio include those that invest in U.S. equities of any market capitalization, foreign (including emerging markets) equities of any market capitalization and U.S. Treasury securities. The Fund, through tactical adjustments to its allocation between ETFs that invest in equities and U.S. Treasury securities, seeks to generate superior risk-adjusted returns~~, provide protection from large drawdowns and make money in any economic environment~~ and limit the size of the drawdown of the Fund’s portfolio in relation to the size of the drawdowns that can be incurred by a 100% stock allocation. A drawdown is the peak-to-trough decline during a specific record period of an investment.”

Comment 8.  Please delete the second paragraph in “Principal Investment Strategies” that references the Keystone Wealth Global Equity AlphaRotation® Index.

Response.  The Registrant has deleted the second paragraph as requested.

Comment 9. Please clarify the disclosure in the third paragraph in “Principal Investment Strategies” by removing the reference to “asset class” before “ETFs” in all but the first sentence.

Response. The Registrant has revised the disclosure as follows:

“The Sub-Advisor uses a rules-based approach to select global asset class ETFs for the Fund. The Fund will generally hold one to five ~~asset class~~ ETFs depending on the relative strength of the asset classes represented by the ETFs relative to each other and relative to U.S. Treasury bond ETFs. The ~~asset class~~ ETFs are ranked according to a relative strength score using proprietary formulas that take into account the price movement and volatility of each ETF. Assets will be rotated and more concentrated in the areas of highest relative strength.”

Comment 10. Please add a parenthetical in “Fixed Income Risk”  after the reference to fixed income securities in the first sentence to clarify the fixed income securities in which the Fund invests.

Response.  The Registrant has revised the disclosure as follows:

“Fixed Income Risk. When the Fund invests in fixed income securities (U.S. Treasuries), the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.”

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins